UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING
(Check One): [ ] Form 10-K [_] Form 11-K [_] Form 20-F [X] Form 10-Q [_] Form N-SAR For Period Ended: June 30, 2002	SEC File No. 0-24218 CUSIP No. 987413 10 1

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Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Gemstar-TV Guide International, Inc.

Full Name of Registrant

N/A

Former Name if Applicable

135 North Los Robles Avenue, Suite 800

Address of Principal Executive Office (Street and Number)

Pasadena, California 91101

City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

[X] [ ] [ ]
(a)    The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)    The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c)    The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 11-K, 20-F, 10-Q, N-SAR, or the transition report or portion thereof could not be filed within the prescribed time period.

(Attach Extra Sheets if Needed)

The Company, in conjunction with its audit committee, is continuing in the process of making final determinations with respect to the proper accounting treatment for certain accounting items with respect to the periods to be reported in its quarterly report for the period ending June 30, 2002. As a result, the company has been delayed in completing the financial statements to be included in that report, and the Company’s independent accountants have not been able to complete their required review of such financial statements. Therefore, the quarterly report cannot be filed within the prescribed time period.

Part IV.     Other Information

(1)	Name and telephone number of person to contact in regard to this notification.

Jonathan Orlick, Executive Vice President, General Counsel	626	792-5700
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes    ☐ No

(3)
Is it anticipated that any significant changes in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?     ☒ Yes    ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

While the Company is continuing to evaluate the impact of the recent United States International Trade Commission (ITC) decision on the Company’s financial results, it has concluded that the collection of its receivable from Scientific-Atlanta is no longer reasonably assured and will record a full reserve of amounts previously accrued. The Company has also determined that the carrying value of capitalized patent litigation costs associated with the ITC decision should be expensed. Finally, the Company is completing intangible asset impairment tests for the three months ended June 30, 2002 and anticipates recording impairment charges.

Gemstar—TV Guide International, Inc.

(Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: August 15, 2002	By:	/s/ Jonathan Orlick
	Name: Title:	Jonathan Orlick Executive Vice President, General Counsel

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